Filed by Avon Products, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Avon Products, Inc.
Commission File No.: 1-4881

The audio replay of an employee town hall webcast held on May 23, 2019, reflected in the following transcript, was made available by Avon Products, Inc. on its internal intranet site on May 30, 2019.

Operator:
Good morning.  My name is Laurie and I will be your conference operator today.  At this time, I would like to welcome everyone to the Avon Products Global Employee Town Hall Webcast.  All lines have been placed on mute to prevent any background noise.

If you require assistance during today’s call, please press star then zero and an operator will assist you offline.  Please note that there is a section of the webcast landing page to submit any questions you may have.  I would now like to turn the call over to Jan Zijderveld.  Sir, you may begin the call.

Jan Zijderveld:
Great.  Thank you very much and good morning, good afternoon, good evening, as I assume different people from different parts of the Avon world are dialing in to digest and understand a little bit more about what we believe is the transformational deal to really ‘Open Up Avon’.

I hope all of you have received the letter, my letter to you, to give you a little bit more context and explanation of why we are combining to create a global, direct-to-consumer beauty powerhouse for the future.

And Avon will be a huge anchor as part of that.  So, in terms of communication, we’ve sent out a letter, we will give an opportunity at the end of this call to also ask some questions via the web tool that we have available as well as the local town halls we are organizing at all – most – hopefully all of our sites to be able to digest and ask any questions about what we’ve announced just over the last 24 hours or so.

So, first and foremost, as you can imagine, this has been an important process for us to find the right home for Avon, to really transform the business and step-change our strategic ability to execute our ‘Open Up’ strategy.

We feel the combination with Natura is very logical as well as a strategic fit to execute and give Avon a long-term home with a long-term vision in a pure play dedicated direct-to-consumer beauty company.

And I wanted to just highlight a number of the key points about why we’re excited about the deal.  Firstly, we’re going to create a really big-scaled beauty company which is multi-channel, multi-brand, and multi-geography.

And what do I mean by that?  Multi-channel is that, of the business, which is going to be almost $10 billion, a big part, the biggest part, 70 percent, is going to be focused on direct selling. By combining Avon’s direct selling, social selling business, with Natura’s direct selling business in Latin America, we’ve become a very big and strong direct selling business.

But on top of that, as you may know, Natura bought The Body Shop. The Body Shop has about 3,000 stores around the world.

They’re also around the naturalness of the proposition they have and they also bought a company called Aesop which is a very premium personal care, beauty brand retailer also now in many countries around the world.  So, we see – and then, the third leg of the multi-channel of course is the whole e-commerce.

All the businesses, whether it’s Natura, The Body Shop, Aesop, and of course Avon, are working hard to build an e-commerce leg to the business.  So, it’s a very exciting beauty company, multi-channel, direct selling, and e-commerce.

It’s also multi-brand.  The biggest brand in the new company will be Avon with over $5.5 billion worth of sales.  The second brand will be Natura with a couple of billion dollars’ worth of sales, The Body Shop with a billion, and then we have Aesop at almost half a billion.

And of course there are many other sub-brands.  But we’ll have a whole portfolio of brands that the combined company can then leverage in those various channels that it has.  So, multichannel, multi-brand, and multi-geography.  Obviously both Natura and Avon are very, very strong in all of the Latin American countries.

But also, Avon really adds a much more global footprint with our businesses in Europe, Central and Eastern Europe, in Western Europe, Africa, Middle East, and of course Asia with a strong Filipino business.  But also, the Body Shop is a global brand with retail outlets all across the world as is Aesop.

So, it’s a multichannel, multi-brand, multi-geography company with beauty and cosmetics and color at its heart.  We’ll have a very, very big color business which is from Avon but also Natura, a very, very big fragrance business as well as skin care and face care.  And of course, our fashion and home will also find a right place in there.

The third element which I like in terms of the business is, both businesses are very, very purpose-driven.  We’re very proud of our purpose of empowering women around the world as well as stand-up for her causes; whether it’s breast cancer or violence against women and girls.  But Natura is also a very value-driven company.  Its 50-year history is based on sustainability and naturalness.

And they’re very, very proud of driving the whole ethos of naturalness and sustainability in Natura but also with the acquisition of The Body Shop, is a pillar in their business.  So, the combination of these purpose-driven companies is going to make a very, very powerful new business.  And Avon will be a shareholder in this new company.

We’ve decided on a share deal because we want to not only be part of this combination but also, our shareholders will own 24 percent in this new company, which means that everything we’ve been doing for the last year and will continue to do until we close the deal, which will be only next year, will go into the new company.

And therefore, the work that we’re doing is so important to really make sure that the business is stronger, as we put it, and combine it with the bigger entity of Natura &Co.

So, that’s the first reason.  It’s a great strategic new home with a long-term beauty company vision for Avon.  The second reason is really that it will help us accelerate our ‘Open Up’ strategy.  In ‘Open Up’, we talked about four things that we wanted to do.

One, we really want to again put Her at the center of the world and rebuild the fundamentals of direct selling; whether it’s training, compensation models, field management, and all the things around running a successful direct selling company.

By combining with Natura, we’ll become one of the premium direct selling and social selling companies, and we think we can modernize and contemporize and improve our direct selling model even more by creating this scale together.

The second thrust was rebuilding the value of our brand, building Avon as an even more stronger brand and getting more pricing power back into our business.

We feel the combination with Natura will give us a bigger product portfolio to choose from, it will give us more brands to leverage whether it’s the Natura brand, whether it’s the Natura fragrances, and potentially even the The Body Shop brands.  It will give us more in R&D and technology, because we’re just a bigger company with more people.

So our targeting muscle and our ability to build a bigger and better brand will be strengthened by this culmination.  And the third thing -- and I’m very excited about that, is our ability to really digitize this business and make us the digital social selling beauty company that is at the heart also of our plan.

The companies are amazingly aligned.  It is exactly what Natura is also doing as we are doing; putting the power of these two digital and ecommerce visions together will strengthen and accelerate our ability to become a truly digital social selling company.

And a fourth element we talked about is simplifying our operations and leveraging scale. It’s clear when we combine Avon with Natura, we can leverage our factories better.

We know we often have spare capacity in our factories and our warehouses and our trucks are not often full.  The same with Natura.  So putting these things together will allow us to leverage scale, more systems, and drive efficiency in the whole business system that we’re creating.

So our four elements of ‘Open Up Avon’ are really strengthening and improving our representative experience will be able to be done better.  Our ability to generate more value in our brand and our business, we’ll be able to accelerate by having access to a bigger portfolio, better innovation and more R&D.

Our ability to reach more consumers through improving access via e-commerce and building a digital company, combined, we’ll be able to do faster and bigger, and of course leveraging our scale will be able to improve our efficiencies and leveraging our assets.

So these are the two really important reasons why we think this is a very strategic and logical new chapter for Avon, and exactly building and accelerating in our ‘Open Up’ strategy.  Now as you all know, this is a big deal and a complicated deal and will take time to learn and get approvals.

We will need to get shareholder approval which will take several months and there will be a two-thirds majority, and we are hopeful and confident we’ll get the support from our shareholders to do this deal.

But we’ll also need regulatory approval in countries like Brazil, Argentina, Mexico, and that again, will take time.  We’re confident again, that this will happen, but obviously that will take some time to get those appropriate approvals.

And as you can imagine, to structure the deal of a publically listed New York company and a Brazilian listed company, it will also take time to organize.

We will do this with diligence and care for our people and ensuring that this business maintains its pride and momentum.  In the meantime, it’s important that we maintain business as usual, because it’s unlikely that we will close the deal until the beginning of next year.

Until that point, we need to continue to operate as if we are a totally independent company and report results and continue to perform and deliver and compete in the marketplace as usual, because our strategic direction is absolutely right. ‘Open up Avon’ is the right strategy and we need to continue to drive that this quarter, next quarter and going into next year.

It will not only create a more special and stronger company that we feel good about, but also will help integrate it into the bigger, more exciting new entity that we’re creating.  And as we will be shareholders of this new exciting company, it’s important we continue to build this company together into the future.

So we all think, and the Board of Directors is excited about this deal and about the next chapter for Avon.

What I’d like to do now is to just open up and get some questions from you, and I’ve got the rest of the E.C. team gathered here as well to answer any specific questions or issues that you may have.

It is clear that obviously we’re at an early stage and will not be able to answer all the questions, but we will try to give some directional answer or directions to what we’re thinking about, and as this unfolds, give you an update on where we are and what’s going on.  So let’s open the lines.  I’ll hand it to Amy to coordinate that.

Amy Greene:
Sure.  So please feel free to submit any of your questions onto the website, and in the meantime, I’ll kick off by asking Jan a couple of the questions that have already been submitted.  Jan, one of the ones that people are asking is, what is our message to our Representatives?

Jan Zijderveld:
Our message to our Representatives is very, very clear.  At the moment and likely also in the future, but certainly in the short term, nothing changes; the Avon company, the Avon brochure, the Avon teams, the Avon network, everything stays exactly as it is.

In fact, I hope it all gets better as we do our ‘Open Up’ strategy.  Once we also merging with the Natura  business, let’s say, early next year. I think from an Avon Representative perspective, it only should get a little bit better.  She will remain an Avon Representative.

The reason that we put this together is not to combine the rep Representative or the brand base, it’s to continue to have two representative networks, two strong brands, but leverage the capability and strength.  Maybe we can add where appropriate, some new products or innovations that the Avon Representative can also sell under the Avon brand or another brand.

We could start leveraging the technology and the tools that we may be able to build faster and better, but simply for the short term and the mid term, very little changes for our field and our sales representative and its very much business as usual.

And if anything, we’ve got to reassure people that it is great for them and there is absolutely zero downside over time, only upside.

Amy Greene:	OK, on to the next one. I want -- this one seems to have popped up by several people, so let’s just go ahead and head it off at the pass. Will Avon continue to operate as a direct seller?

Jan Zijderveld:	Oh, yes. Yes, we are a direct selling company, so is Natura. We will create a powerhouse social selling company for the future.

So again, you know, the culmination is because of who we are and what we are and they’re interested and motivated and energized by the strength of our brand and the strength of our company and the strength of our plans and above all, the strength of our network.

So we will definitely continue to be a direct selling company on top of also obviously becoming a digital direct selling company via the famous opening up strategy to be able to digitize our Representatives, launch my Avon store and all the things that we’re driving.

But I do not see a tilt away from our direct selling, our social selling and our current ‘Open Up Avon’ strategy with digitizing our business.

Amy Greene:
So and then moving on to our current strategy.  So the ‘Open Up’ strategies that we’ve seen, do we continue working on those priorities and initiatives as we’ve talked about over the last several months?

Jan Zijderveld:	Absolutely. In fact, we have to continue to drive that and in fact, in the second half, accelerate that. Those are the things that have also really picked up the interest of outside world.

People have said and we’ve shown that Avon is back. We’ve got a clear strategy for the future to open up Avon, to re-strengthen and modernize our brand, to rejuvenate it, to revitalize it with more innovation, with higher value products so we earn more money and our Representatives earn more money.  To recommit to our network of Representatives, to step-change training, to give them better tools, to really help them earn more money and succeed.

And third, digitize this business by creating the digital tools so she can run a better business, she can launch herself as an influencer and build an e-commerce business as well as continue to simplify our business, reduce the number of SKUs, reduce the amount of stock that we carry, simplify our systems and processes, leveraging our assets better.  Those are exactly the things that we need to do and are exactly the things that also the Natura team are very excited about and want to be part of.

And in fact, it’s also similar to the things that they’re doing and therefore the match, I think, is so strategic and important for us to accelerate exactly the things that we’re doing.  So let’s show that this strategy is working and that we can really deliver the results in the second half.

Amy Greene:	OK, moving to organization impacts. When will we understand what the organizational impacts are for our associates?

Jan Zijderveld:
So I think -- and the organizational, first of all is we don’t know exactly what’s going to happen, and that’s the big proviso.  But I think the organizational impact is different depending on where you are in the world.  So first and foremost, an important principle that we’ve all agreed we want to maintain the focus and the front end separate.

So we will, how do you call it, manage and curate the brands as separate entities on the front end.  So the Representatives and the commercial side of the business will continue to be separate to make sure that our 6 million Representatives get the right service, the right support, the right packages and innovations and services that they belong.

So that is absolutely true everywhere.  Then in Latin America we’ll obviously look for back office synergies.  You know, we talked about our factory in Mexico, for example, could start producing products for Natura for the Mexican markets.

That’s an obvious synergy.  We could see how we can leverage our distribution and logistics networks better.  We can see what we can do in terms of IT and financial systems better, but we will look for synergies and savings at the backend while at the front end we maintain absolute separation and focus.

Outside Latin America it’s even more clear because there’s nothing to integrate.  So if you’re working in outside Latin American countries or where there is no Natura business, there will be a clear focus on just running that business and continuing.  So if you’re sitting in Russia, in the Philippines, inside Africa, in Poland, Hungary, Czech, or U.K. or Spain.

In fact, the organizational impact will not be significant because you’re just running your businesses.  And then finally, there will be a CEO for the international known Latin business, and that will be running all those non-Latin markets, so we will have a team running all those businesses quite similar, in fact as I can imagine, as of today.

I’m sure we’ll also have a dedicated and focused marketing and central R&D teams and organization to ensure that the Avon brand, which will be 60 percent of this new company, will have the right assets, the right focus to revitalize and modernize these brands.

But the principles are separated and focused front ends, Latin America, let’s see what we can do in the backend, continue as is the international business and have the right focus for the marketing and front end organizations.  I hope that helps as some topline principle ideas.

Amy Greene:
So a lot of these questions fall into some similar categories.  So I’m going to ask one or two more questions and then what we’ll do is we can take all of these other questions offline and we can try to get some more group answers back to everybody.  But back to the Representatives.  Jan, Representatives currently, in a lot of the markets, already sell both brands and is that a strategy that the company will be pursuing?

Jan Zijderveld:
In Latin America there are about just over 2 million dedicated Avon Representatives and significantly less than 1 million Natura Representatives in Latin America.  And there’s about half a million Representatives that sell both, many in Brazil, to some extent in Argentina and a little bit in Mexico.

We will look to see if we can serve them better.  So that’s really the key.  Can we -- can we make it better for them over time?  But again, we need to think these things through over the next 12 months, two years.  This is not the first and the top priority.

But we always -- and I like the questions around our bosses, our Representatives.  How can we make their life easier?  How can we serve them better?  How can we improve the service?  How can we make them -- help them make more money and help them grow their businesses?

And of course, if we have dedicated Avon Representatives, which is the majority, we need to think about what we can do better with this combination.  Similarly with Natura, they’ll think the same.  They may want to launch some of our color cosmetics powerhouse ideas and products that we have.  So it’s all about satisfying our better.

And then, there’s a group of about half a million Representatives that sell both.  We can think through what are better opportunities to serve them without alienating either of the companies or businesses.

Amy Greene:
And Jan, pretty much, I think, a lot of the other questions fall under questions about if we have any insight into what happens to our London presence, Chiswick offices and things like that.  So if you could address?

Jan Zijderveld:	No, it’s very early days for that. But it’s fair to say that this will -- this new company will be a global business with a footprint all around the world.

And so already, I know that The Body Shop global head office is in the U.K., I don’t know where they’re having Aesop, actually.  The Natura business obviously is in Brazil but, actually, the Latin office is run out of Argentina.  We obviously have our office here.

And I could imagine, but I don’t know, that lots of the talent and people running the international business as well as the marketing teams here.  We will need to think about to make sure that the presence gets secured as well as the potential global head office of the new company.

So I think we will have wise people thinking about where to put different groups of people in different places and leveraging the assets that we have, and that Natura has, and that The Body Shop has and making sure that we do that with personal integrity and right intent, but also signaling that we are a global company and that we have a global footprint.  So I do see that we’ll -- I foresee that we will have some footprint in London.

Amy Greene:	And I think that pretty much covers all of our buckets of questions. Are there any other E.C. members or, Jan, did you want to have any final remarks?

Jan Zijderveld:
Yes, I’m just looking at the room.  Anything that is -- this is, I said this morning to the management team as well, this is something that if you think about it it’s obviously a big step for a company like ours.  We have a rich and proud history and we’re a phenomenal company.

We’ve had a tough time over the last few years but I believe that we’re coming back.  We have strategic clarity, we’re rebuilding the fundamentals of this business and we are re-engineering how we make sure that we are relevant tomorrow.

And I think this is a transformational deal to really step change our ability to stay relevant for tomorrow.  And going into a bigger company with a more strategic partnership with a logical fit in terms of capabilities in direct selling, digital marketing, building direct selling brands with the geographic footprint is a logical and has a certain powerful rationale to it.

As we think this through, obviously we need to get our emotions into the same place, as we have to win our minds and we have to win our hearts, and then really start committing and getting excited, as we are, about the opportunities for the company over the next century.

Because the exciting thing in -- is that we have to not think in years, we have to think in decades and centuries and to secure this company, this brand, this legacy, and the 6 million bosses that we have for the next decades to come.

All of us built stories in a building.  All of us built chapters in a book.  And we’ve got to make sure that this chapter makes a stronger company that looks after our ladies in a better way.  And I’m convinced that this new set up, which may be surprising and may very different, but it is a leap into a new chapter for Avon to make us stronger and bigger in a -- in a better, more strategic-fitting company.

So I’m looking around at my colleagues.  Amy, have you got any wise words to say?  I’m sure that your local teams will be very exciting, your local site leaders, the general managers and departmental heads have been briefed.  I’m sure they won’t be able to answer all the questions, but we will loop them back and see what clarity we can give.

But thanks, everyone, what they’re doing for the company. I think we’re in a much better position now, having been able to do this deal and then set us up for the future.

Let me reiterate again.  We are at the early stages.  We will continue to do business as usual for at least until next year.  So we’ll need to deliver this quarter and the second half, continue to deliver, ‘Open Up Avon’, and really build this great company to the next level, ready to be then part of a bigger combined entity sometime this next year.

So thanks, everyone, for what you’re doing, for the focus and passion for this business and this company. And yes, Amy, back to you.

Amy Greene:
Thank you, everyone for joining.  We appreciate your participation and particularly your questions.  And as I said, we will take any of the additional questions that we weren’t able to answer today and see if we can get back to you with answers.

So have a great morning, afternoon or evening, depending on your geographies. And we look forward to updating you as we move forward and have additional details and information. So thank you.

Operator:	Thank you. That does conclude the Avon Products Global Employee Town Hall Webcast. You may now disconnect.

Cautionary Statements for Purposes of the “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements in this communication that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed combination of Avon Products, Inc. ("Avon", "we" or "us") and Natura Holding S.A. (together with Natura Cosméticos S.A., "Natura &Co"); our beliefs relating to value creation as a result of a potential combination with Natura &Co; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura &Co’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward looking statements. They include, among other things, statements regarding our anticipated or expected results, future financial performance, various strategies and initiatives (including our transformation plan, Open Up Avon, stabilization strategies, cost savings initiatives, restructuring and other initiatives and related actions), costs and cost savings, competitive advantages, impairments, the impact of foreign currency, including devaluations, and other laws and regulations, government investigations, results of litigation, contingencies, taxes and tax rates, potential alliances or divestitures, liquidity, cash flow, uses of cash and financing, hedging and risk management strategies, pension, postretirement and incentive compensation plans, supply chain and the legal status of the representatives. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding our current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, our ability to improve our financial and operational performance and execute fully our global business strategy, the effect of economic factors, our ability to improve working capital, our ability to reverse declines in active representatives, general economic and business conditions in our markets, our ability to attract and retain key personnel, competitive uncertainties in our markets, any changes to our credit ratings and the impact of such changes on our financing costs, rates, terms, debt service obligations, access to lending sources and working capital needs, the risk of an adverse outcome in any material pending and future litigation and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Item 1A of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Other risks and uncertainties include the timing and likelihood of completion of the proposed combination of Avon and Natura &Co, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Avon’s shareholders may not approve the proposed transactions; the possibility that Natura &Co’s shareholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Avon and Natura &Co will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; the effect of the announcement, pendency or consummation of the proposed transactions on customers, employees, representatives, suppliers and partners and operating results; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

Participants in the Solicitation

Natura &Co, Avon, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Natura &Co’s directors and executive officers will be set forth in the definitive joint proxy statement/prospectus, and information about Avon’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 2, 2019, which also may be obtained free of charge from the investor relations page of Avon’s website www.Avonworldwide.com.  To the extent holdings of Avon securities have changed since the amounts contained in the proxy statement for Avon’s 2019 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Natura &Co and Avon file with the SEC.

Additional Information and Where to Find It

The proposed transaction involving Natura &Co and Avon will be submitted to Avon’s shareholders and Natura &Co’s shareholders for their consideration.  In connection with the proposed transaction, Natura &Co will prepare a registration statement on Form F-4 that will include a joint proxy statement/prospectus for Avon’s shareholders to be filed with the Securities and Exchange Commission (“SEC”).  Avon will mail the joint proxy statement/prospectus to its shareholders, and Avon and Natura &Co will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Natura &Co or Avon may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Natura &Co or Avon with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Natura &Co by going to www.NaturaeCo.com and from Avon by going to its investor relations page on its corporate web site at www.Avonworldwide.com.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.